Exhibit 11:

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands, except per share amounts)

	For the Three Months Ended October 31,
	2012	2011
Net income available to stockholders	$4,452	$1,075
Less: Distributed and undistributed earnings allocated to non-vested stock	(70)	(16)
Earnings available to common shareholders	$4,382	$1,059
Shares Calculation
Average shares outstanding - Basic Common	4,879	5,114
Average shares outstanding - Basic Class B Common	1,943	1,920
Potential Common Stock relating to stock options	57	66
Average shares outstanding - Assuming dilution	6,879	7,100
Net Income Per Share: Basic Common	$0.69	$0.16
Net Income Per Share: Basic Class B Common	$0.52	$0.12
Net Income Per Share: Diluted	$0.64	$0.15

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